EXHIBIT 99.1

BOARD OF MANAGERS OF ADVENT INTERNATIONAL GP, LLC

The name, present principal occupation or employment, and citizenship of each of the members of the Board of Managers of Advent International GP, LLC are set forth below. Each manager’s business address is c/o Advent International, L.P., Prudential Tower, 800 Boylston Street, Boston, MA, 02199. Each occupation set forth opposite an individual’s name refers to Advent International GP, LLC.

Name	Present Principal Occupation	Citizenship
James Brocklebank	Manager	United Kingdom
John Maldonado	Manager	United States of America
Jeff Paduch	Manager	United States of America